SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 12)

                               DIME BANCORP, INC.
                            (Name of Subject Company)


                               Dime Bancorp, Inc.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                     25429Q
                      (CUSIP Number of Class of Securities)

                              JAMES E. KELLY, ESQ.
                                 GENERAL COUNSEL
                               DIME BANCORP, INC.
                                589 FIFTH AVENUE
                                    3RD FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 326-6170
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             MITCHELL S. EITEL, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

[] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 12 amends and supplements the solicitation/ recommendation statement on Schedule 14D-9 filed with the Securities and Exchange Commission on March 21, 2000, as subsequently amended on March 21, 2000, March 22, 2000, March 24, 2000, March 30, 2000, April 6, 2000, April 7,
2000, April 12, 2000, April 14, 2000, May 1, 2000, May 2, 2000 and May 19, 2000
(as so amended, the "Schedule 14D-9"), by Dime Bancorp, Inc., a Delaware corporation ("Dime"), in relation to the exchange offer disclosed in the Schedule TO, dated March 15, 2000 (as amended from time to time, the "Schedule TO"), of North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), to exchange each issued and outstanding share of Dime common stock, par value $0.01 per share, for 0.9302 of a share of North Fork common stock, par value $0.01 per share, and $2.00 in cash, upon the terms and subject to the conditions described in the Schedule TO, the Registration Statement filed on Form S-4 by North Fork on March 15, 2000 and the Prospectus relating to North Fork's common stock dated March 14, 2000 and contained therein (each of which may be amended from time to time and each of which is an Exhibit and incorporated by reference into North Fork's Schedule TO).


ITEM 7. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 7 is hereby supplemented and amended by adding the following:

         On April 28, 2000, Dime announced that its Board of Directors and management, together with their financial and legal advisors, would begin a comprehensive exploration of all strategic options. These options could include a strategic transaction, such as a tender offer, merger, reorganization, asset sale or transfer or other similar transaction.

         Dime believes that SEC regulations currently require it to disclose that it is in the preliminary stages of negotiations with parties concerning the possibility of a strategic transaction and has begun to enter into confidentiality and standstill agreements. Pursuant thereto, Dime has begun to provide parties with information. In the opinion of Dime's Directors, the disclosure of the terms of possible strategic transactions or of the identities of possible parties would jeopardize continuation of these negotiations. Accordingly, Dime may not make any further disclosure in this regard until required by SEC regulations or other applicable laws.

         Dime cannot assure that its exploration of strategic options will result in a strategic transaction that is recommended by its Board of Directors or that any recommended transaction will be consummated. The continuation of current negotiations also may be dependent on future actions of North Fork with respect to its hostile offer for Dime and the outcome of litigation relating to the offer.

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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           DIME BANCORP, INC.


                                           By:   /s/ James E. Kelly
                                              ---------------------
                                           Name:  James E. Kelly
                                           Title: General Counsel


Dated: May 23, 2000

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